NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

December 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	John Stickel
Susan Block

Re: Netcapital Inc.

Registration Statement on Form S-1

Filed October 10, 2024

File No. 333-282590

Dear Ladies and Gentlemen:

On behalf of Netcapital Inc., a Utah corporation, (the “Company”), we respectfully submit this response to the comments in your letter dated November 1, 2024, regarding the Company’s Registration Statement on Form S-1. We have reviewed and addressed each of the comments provided. The amended Form S-1, along with this response letter, is being filed contemporaneously.

Comment 1 – Cover Page

We have revised the cover page of the Registration Statement to ensure the disclosure is presented in a clear and understandable manner. Specifically, we have clarified the transactions being registered and removed multiple layers of embedded lists to improve readability.

Comment 2 – May 2024 Warrant Inducement (Page 13)

We have revised the disclosure beginning on page 13 to provide a clear description of all transactions involving the shares or warrants previously offered. We have reconciled the cover page disclosure with the securities offered in this registration statement and have presented the information so that it easily traces back to the cover page.

Comment 3 – Selling Shareholders (Page 16)

We have updated the Selling Shareholders section to identify the individuals who have voting and dispositive power with respect to the shares being offered for sale by legal entity shareholders.

The Company believes the revised Registration Statement fully addresses the Staff’s comments. Please do not hesitate to contact the undersigned with any additional questions or further comments.

Sincerely,

Martin Kay

Chief Executive Officer

Netcapital Inc.

1 Lincoln Street

Boston, MA 02111

Contact Information:

Email: martin@netcapital.com